UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

Hyperion Brookfield Income Fund, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

Not Applicable.

(CUSIP Number)

Ellen Oster, Esq., 767 Fifth Avenue, New York, New York 10153, (212) 418-6126

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

AMENDMENT NO. 15 TO SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S IDENTIFICATION NOS. OF ABOVE PERSON: GMAM Investment Funds Trust II 01-6231432
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 21,706,963.68 shares. (See Item 5 below)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 21,706,963.68 shares. (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,706,963.68 shares. (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21,706,963.68 shares represent 79.9% of the issued and outstanding shares as of the date of filing event.
14	TYPE OF REPORTING PERSON (See Instructions) EP

Page 2 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S IDENTIFICATION NOS. OF ABOVE PERSON: GMAM Group Pension Trust I 01-0719298
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 5,371,644.11 shares. (See Item 5 below)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 5,371,644.11 shares. (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,371,644.11 shares. (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5,371,644.11 shares represent 19.8% of the issued and outstanding shares as of the date of filing event.
14	TYPE OF REPORTING PERSON (See Instructions) EP

Page 3 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSON: General Motors Investment Management Corporation 382903925
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 27,078,607.80 shares. (See Item 5 below)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 27,078,607.80 shares. (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,078,607.80 shares. (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27,078,607.80 shares represent 99.7% of the issued and outstanding shares as of the date of filing event.
14	TYPE OF REPORTING PERSON (See Instructions) IA, CO

Page 4 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSON: General Motors Trust Bank, N.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 21,706,963.68 shares. (See Item 5 below)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 21,706,963.68 shares. (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,706,963.68 shares. (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21,706,963.68 shares represent 79.9% of the issued and outstanding shares as of the date of filing event.
14	TYPE OF REPORTING PERSON (See Instructions) BK

Page 5 of 18 Pages

Item 1.	Security and Issuer

This Amendment Number 16 to the Statement on Schedule 13D (as amended and supplemented prior to the date of this Amendment, the “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of Hyperion Brookfield Income Fund, Inc. (formerly the Hyperion Strategic Bond Fund, Inc.) (the “Issuer” or “Fund”) with its principal executive offices at c/o Hyperion Brookfield Asset Management, Inc., Three World Financial Center, 200 Vesey Street, 10th Floor, New York, New York 10281-1010. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D and Exhibits filed with the Schedule 13D are incorporated herein by reference. Items 3, 4, 5, 6 and 7 are hereby amended and supplemented as follows.

Page 6 of 18 Pages

Item 3.	Source and Amount of Funds or Other Consideration

On September 30, 2008, the GIFT II Trust sold 13,043,478.26 shares of common stock of the Fund (the “Shares”) to the Fund in the Fund’s tender offer at $2.30 per share, or approximately $30 million.

Item 4.	Purpose of Transaction

The purpose of this transaction is to acquire an interest in a non-diversified closed-end management investment company whose investment objective is to provide high total return by investing in securities backed by real estate debt. The purpose of the disposition of the Shares by the GIFT II Trust in the Fund’s tender offer, which expired on September 30, 2008, was to liquidate a portion of its holdings in the Fund. As of October 3, 2008, General Motors Trust Bank, N.A. (“GMTB”) managed for the benefit of the GIFT II Trust an aggregate of 21,706,963.68 Shares, representing 79.9% of the 27,162,896.23 then issued and outstanding Shares.

Except for proposed periodic acquisitions or dispositions of additional Shares by the GIFT II Trust and the GMAM I Trust, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person identified on Appendix A has any plans or proposals that would result in or relate to any of the transactions described in paragraph (a) through (j) of Item 4 of Schedule 13D.

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include Shares and/or other securities of the Fund in addition to those referred to in this Statement (“Additional Securities”). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of the Reporting Persons (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo and/or GMTB). No information regarding any such holdings by such trusts under the Plans is contained in this Statement.

Item 5.	Interest in Securities of the Issuer

(a)-(b) On October 3, 2008, GMTB managed for the benefit of the GIFT II Trust an aggregate of 21,706,963.68 Shares, representing 79.9% of the 27,162,896.23 then issued and outstanding Shares. As of October 3, 2008, each of the GIFT II Trust, by virtue of its ownership of the Shares, and GMIMCo and GMTB, by virtue of their shared voting and dispositive power over 21,706,963.68 Shares, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)) all Shares the GIFT II Trust has and may acquire. As of October 3, 2008, each of the GMAM I Trust, by virtue of its ownership of the Shares and GMIMCo, by virtue of its shared voting and dispositive power over 5,371,644.11 Shares, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) all Shares the GMAM I Trust has and may acquire. Pursuant to Rule 13d-4, the Reporting Persons expressly declare that the filing of this Amendment shall not be construed as an admission that any such Person is, for the purposes for §§13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Amendment.

Page 7 of 18 Pages

Neither GM nor, to the best knowledge of the Reporting Persons, any of the persons named in Appendix A own beneficially (as that term is defined in Rule 13d-3 under the Act) any Shares.

(c) None of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person named in Appendix A has effected any transactions in the Shares during the past 60 days.

(d) GMIMCo as the named fiduciary of the Plans with respect to investments has the authority to direct GMTB to make payments from the GIFT II Trust (which may include dividends from or proceeds from the sale of Shares held by the GIFT II Trust) to other trusts under the Plans and to other persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the GIFT II Trust’s subscription agreement dated March 25, 2008 and the other subscription agreements previously described in Item 4 or Item 5 of the Schedule 13D and previously filed as Exhibits with the Schedule 13D and incorporated herein by reference, there are no contracts, agreements, understandings, or relationships between GM, the GMAM I Trust, the GIFT II Trust, GMIMCo or GMTB or, to the best of its knowledge, any executive officer or director of GM, the GMAM I Trust, the GIFT II Trust, GMIMCo or GMTB and any other person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Page 8 of 18 Pages

Item 7.	Material to be filed as Exhibits

EXHIBIT 1 - Joint Filing Agreement dated October 30, 2008, among the Reporting Persons pursuant to Rule 13d-1(k) under the Act

Page 9 of 18 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GMAM INVESTMENT FUNDS TRUST II
(by General Motors Trust Bank, N.A., as trustee)

By:	/s/ Duen-Li Kao
Name:	Duen-Li Kao
Title:	Senior Managing Director, Global Public Markets,
General Motors Trust Bank, N.A.

Date: October 30, 2008

Page 10 of 18 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STATE STREET BANK AND TRUST COMPANY, as trustee for GMAM GROUP PENSION TRUST I (as directed by General Motors Investment Management Corporation)

By:	/s/ Aaron J. Poulin
Name:	Aaron J. Poulin
Title:	Vice President

Date: October 30, 2008

Page 11 of 18 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Duen-Li Kao
Name:	Duen-Li Kao
Title:	Senior Managing Director, Global Public Markets

Date: October 30, 2008

Page 12 of 18 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL MOTORS TRUST BANK, N.A.

By:	/s/ Duen-Li Kao
Name:	Duen-Li Kao
Title:	Senior Managing Director, Global Public Markets

Date: October 30, 2008

Page 13 of 18 Pages

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF

GENERAL MOTORS CORPORATION

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Corporation is set forth below. Unless otherwise specified, the business address of each person listed below is 300 Renaissance Center, Detroit, Michigan 48265-3000.

NAME AND BUSINESS ADDRESS	POSITION WITH GM	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GM

Percy N. Barnevik	Director

Erskine B. Bowles	Director	President, The University of North Carolina

John H. Bryan	Director

Armando M. Codina	Director	Chairman and Chief Executive Officer, Flagler Development Groups

Erroll B. Davis, Jr.	Director	Chancellor, University System of Georgia

George M. C. Fisher	Director

Frederick A. Henderson	President and Chief Operating Officer

E. Neville Isdell	Director	Chairman and Chief Executive Officer, The Coca-Cola Company

Karen Katen	Director	Chairman, Pfizer Foundation

Kent Kresa	Director

Ellen J. Kullman	Director	Executive Vice President–Safety & Protection; Coatings & Color Technologies; Marketing and Sales; Safety and Sustainability, E.I. du Pont de Nemours and Company

Philip A. Laskawy	Director

Robert A. Lutz	Vice Chairman of Global Product Development

Kathryn V. Marinello	Director	President and Chief Executive Officer, Ceridian Corporation

Robert S. Osborne	Group Vice President and General Counsel

Eckhard Pfeiffer	Director

G. Richard Wagoner, Jr.	Chairman and Chief Executive Officer

Ray G. Young	Executive Vice President and Chief Financial Officer

Page 14 of 18 Pages

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF

GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Investment Management Corporation is set forth below. Unless otherwise specified, the business address of each person listed below is 767 Fifth Avenue, New York, New York 10153.

NAME AND BUSINESS ADDRESS	POSITION WITH GMIMCo	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GMIMCo

Barbara A. Barrese	Secretary

Z. Jamie Behar	Managing Director, Real Estate and Alternative Investments

Michael P. Cloherty	Deputy Chief Operating Officer

Nancy C. Everett	Chairperson of the Board of Directors, Chief Executive Officer and Chief Investment Officer

David E. Hartman	Vice President and General Counsel

Elizabeth J. Kale	Director and Chief Client Officer

Duen-Li Kao	Senior Managing Director, Global Public Markets

Michael E. Klehm	Director, President and Chief Operating Officer and Trust Officer

Mary A. Mullin	Chief Compliance Officer

Charles G. Preseau	Chief Financial Officer and Treasurer

Robin H. Rocchi	Vice President, Investment Programs and Director, Global Equity

Carlos Rosa	Vice President, Sales and Marketing

James H. Scott	Managing Director, Global Public Markets

John S. Stevens	Managing Director, Absolute Return Strategies

Edgar J. Sullivan	Managing Director, Investment Research

Mark R. Szycher	Vice President, Enterprise Risk Management

Page 15 of 18 Pages

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF

GENERAL MOTORS TRUST BANK, N.A.

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Trust Bank, N.A. is set forth below. Unless otherwise specified, the business address of each person listed below is 767 Fifth Avenue, New York, New York 10153.

NAME AND BUSINESS ADDRESS	POSITION WITH GMTB	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GMTB
Barbara A. Barrese	Secretary

Z. Jamie Behar	Managing Director, Real Estate and Alternative Investments

Michael P. Cloherty	Deputy Chief Operating Officer

Nancy C. Everett	Chairperson of the Board of Directors, Chief Executive Officer and Chief Investment Officer

David E. Hartman	Vice President and General Counsel

Elizabeth J. Kale	Director and Chief Client Officer

Duen-Li Kao	Senior Managing Director, Global Public Markets

Michael E. Klehm	Director, President and Chief Operating Officer and Trust Officer

Scott G. Koeber	Director	Chief Compliance Officer, Performance Equity Management, LLC

Mary A. Mullin	Chief Compliance Officer

Charles G. Preseau	Chief Financial Officer and Treasurer

Robin H. Rocchi	Vice President, Investment Programs and Director, Global Equity

Carlos Rosa	Vice President, Sales and Marketing

James H. Scott	Managing Director, Global Public Markets

John S. Stevens	Managing Director, Absolute Return Strategies

Edgar J. Sullivan	Managing Director, Investment Research

Mark R. Szycher	Vice President, Enterprise Risk Management

G. Michael Watry	Director

Page 16 of 18 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Filing Agreement dated October 30, 2008 among the Reporting Persons pursuant to Rule 13d-1(k) under the Act

Page 17 of 18 Pages

Exhibit 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that Amendment No. 16 to the Schedule 13D filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock, par value $.01 per share, of Hyperion Brookfield Income Fund, Inc. is being, and any and all amendments to such Schedule may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: October 30, 2008

GMAM INVESTMENT FUNDS TRUST II (by General Motors Trust Bank, N.A. as trustee)

By:	/s/ Duen-Li Kao
Name:	Duen-Li Kao
Title:	Senior Managing Director, Global Public Markets,
General Motors Trust Bank, N.A.

STATE STREET BANK AND TRUST COMPANY,
as trustee for GMAM GROUP PENSION TRUST I
(as directed by General Motors Investment Management Corporation)

By:	/s/ Aaron J. Poulin
Name:	Aaron J. Poulin
Title:	Vice President

GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Duen-Li Kao
Name:	Duen-Li Kao
Title:	Senior Managing Director, Global Public Markets

GENERAL MOTORS TRUST BANK, N.A.

By:	/s/ Duen-Li Kao
Name:	Duen-Li Kao
Title:	Senior Managing Director, Global Public Markets

Page 18 of 18 Pages